SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number 001-14481

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Leste Cellular Participações Holding Company
(Translation of Registrant's name into English)

Av. Silveira Martins 1036, Cabula
41150-000 Salvador, BA, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
C.N.P.J 02.558.144/0001-93 - N.I.R.E. nº 29300023892
Publicly-held Company with Authorized Capital

SUDESTECEL PARTICIPAÇÕES S.A .
Corporation - Closely-held Corporation
NIRE 35.3.0017128-4 - CNPJ/MF nº 03.166.330/0001-40

RELEVANT FACT

The management of the above referred Companies, in compliance with the provisions in paragraph 1, article 12, of CVM Instruction no. 358/2002, hereby informs that Sudestecel Participações S.A. ("Merger"), with head-office at Av. Roque Petroni Júnior nº 1464, enrolled with the CNPJ/MF (Corporate Taxpayers Registry) under number 03.166.330/0001-40, as a result of the merger of Sociedade Iberoleste Participações S.A. ("Mergee", being currently extinghished), approved on December 31, 2004, now holds 90,432,403,486 common shares (54.076%), 15,699,537,789 preferred shares (5.009%), totaling 106,131,941,275 shares (22.080%) in the capital stock of Tele Leste Celular Participações S.A.

It is further informed that both the Mergor and the Mergee had (and the Mergor will continue to have) as sole shareholder the company Brasilcel N.V., organized under the laws of the Netherlands, with head-office at Strawinskylaan 3105, Amsterdam, Netherlands, enrolled with the CNPJ/MF under number 05.760.283/0001-93 .

São Paulo, January 31, 2005.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

Paulo Cesar Pereira Teixeira
Investor Relations Officer

SUDESTECEL PARTICIPAÇÕES S.A

Francisco José Azevedo Padinha Chief Executive Officer	Paulo Cesar Pereira Teixeira Vice-President Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 01, 2005

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Paulo Cesar Pereira Teixeira
Paulo Cesar Pereira Teixeira Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.